SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 22, 2022

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, February 22, 2022 regarding “Notice of Ericsson’s Annual General Meeting 2022”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: February 22, 2022

Notice of Ericsson’s Annual General Meeting 2022

The Annual General Meeting of shareholders of Telefonaktiebolaget LM Ericsson (NASDAQ: ERIC) will be held on Tuesday, March 29, 2022 at 3 pm.

Due to COVID-19, the Board of Directors has decided that the Annual General Meeting of shareholders 2022 will be conducted without the physical presence of shareholders, representatives and third parties and that the meeting will be conducted as a digital meeting with online participation. Shareholders are also able to exercise their voting rights by post before the meeting.

The Nomination Committee proposes among other things:

•	Carolina Dybeck Happe as new member of the Board, increasing the number of shareholder elected Board members from ten to eleven (item 9 and 11)

•	Increase of the Board fees, the fees to the Chair of the Board and the fees for work on the Audit and Compliance Committee of the Board (item 10)

The Board of Directors proposes among other things:

•	A dividend of SEK 2.50 per share, to be paid in two equal installments (item 8.4)

•

A Long-Term Variable Compensation Program for the Executive Team, with a one-year Group EBIT (operating income) target for 2022, three-year total shareholder return targets and new three-year Environment, Social and Governance (ESG) targets, all targets with a three-year vesting period (item 16)

•

Transfer of treasury stock to employees and on an exchange, directed share issue and authorization for the Board of Directors to decide on an acquisition offer in relation to the Long-Term Variable Compensation Programs 2022 and 2021 (item 16.2 and item 17)

•	Transfer of treasury stock on an exchange in relation to the Long-Term Variable Compensation Programs 2020 and 2019 (item 18)

Notice of the

Annual General Meeting of shareholders 2022 of

Telefonaktiebolaget LM Ericsson

Telefonaktiebolaget LM Ericsson’s (reg. no 556016-0680) shareholders are hereby given notice of the Annual General Meeting of shareholders to be held on Tuesday, March 29, 2022 at 3 p.m.

Due to COVID-19, the Board of Directors has decided that the Annual General Meeting of shareholders 2022 will be conducted without the physical presence of shareholders, representatives and third parties and that the meeting will be conducted as a digital meeting with online participation, in accordance with the Swedish Act on temporary exceptions to facilitate the execution of general meetings in companies and other associations which is expected to enter into force on March 1, 2022. Shareholders are also able to exercise their voting rights by post before the meeting.

In order to enable the Annual General Meeting to be held online, the Board of Directors has resolved that also persons who are not shareholders of the Company are entitled to follow the discussions at the Annual General Meeting. Notice of participation is not required to solely be able to follow the meeting via Lumi Global’s website. Shareholders who do not wish to vote or ask questions online and others who would like to follow the discussions, will have the opportunity to follow the Annual General Meeting via Lumi Global’s website https://web.lumiconnect.com, meeting ID 128-095-793.

The Annual General Meeting will be conducted in Swedish and simultaneously translated into English.

Registration and notification

Online participation

A person who wishes to participate in the Annual General Meeting online must

•	be listed as a shareholder in the presentation of the share register prepared by Euroclear Sweden AB concerning the circumstances on Monday, March 21, 2022; and

•	give notice of participation to the Company at the latest on Wednesday, March 23, 2022

•	by telephone +46 (0)8 402 90 54 on weekdays between 10 a.m. and 4 p.m.,

•	by post to Telefonaktiebolaget LM Ericsson, Annual General Meeting of shareholders, c/o Euroclear Sweden AB, Box 191, SE-101 23 Stockholm, Sweden, or

•	via Ericsson’s website www.ericsson.com.

When giving notice of participation, please state name, date of birth or registration number, address, telephone number and number of participating assistants, if any.

Shareholders represented by proxy shall issue a power of attorney for the representative. A written and dated power of attorney signed by the shareholder must be sent to the Company in advance, to the address above for receipt by Friday, March 25, 2022, in order for Euroclear Sweden AB to be able to timely distribute login details. A power of attorney issued by a legal entity must be accompanied by the entity’s certificate of registration (or a corresponding document of authority). Forms of power of attorney in Swedish and English are available on Ericsson’s website, www.ericsson.com.

Individual login details and further instructions for participation online will be sent to shareholders and representatives that have given notice of participation online. The instructions for participation online are also available at Ericsson’s website www.ericsson.com. The individual login details will be distributed to shareholders on an ongoing basis, as shareholders give notice of participation, to the address listed in the share register. The individual login details will be distributed to representatives on an ongoing basis, as soon as a valid power of attorney has been received and approved by the Company, to the address of the representative stated in the notice of participation. Shareholders may – by registering via Ericsson’s website www.ericsson.com, verifying their identity through BankID and stating their e-mail address – choose to receive the instructions by e-mail.

On the day of the Annual General Meeting, login can take place no earlier than 2:30 p.m. and must have taken place no later than 3 p.m. Login for online participation cannot take place after 3 p.m. The online participation is administrated by Euroclear Sweden AB and its subcontractor Lumi Global. To participate in the Annual General Meeting online, the participant shall go to Lumi Global’s website https://web.lumiconnect.com and enter 128-095-793 as meeting ID and the unique username and password that have been distributed to those who have given notice of participation.

For online participants, the following rules apply (which the participant accepts by choosing to participate online).

•	It will be possible to ask questions during the Annual General Meeting via telephone.

•

In order to participate and vote online, a steady network connection is required throughout the Annual General Meeting, and it is the shareholder’s or proxy’s own responsibility to ensure a steady network connection. It is possible to participate online through a computer, a smartphone or another internet connected device.

•

Ericsson has carefully prepared to enable participation and voting online. However, it cannot be ruled out that any technical complication entails functional deficiencies. Therefore, it is important to note that a shareholder who wants to be certain of being able to vote should choose to vote by post.

•

A shareholder who has given notice of participation online in the Annual General Meeting has the opportunity to also vote by post according to the instructions under the heading Postal voting below and still participate in the Annual General Meeting online, for example to be able to ask questions.

Postal voting

A person who wishes to participate in the Annual General Meeting by postal voting must

•	be listed as a shareholder in the presentation of the share register prepared by Euroclear Sweden AB concerning the circumstances on Monday, March 21, 2022; and

•

give notice of participation no later than Wednesday, March 23, 2022, by casting its postal vote in accordance with the instructions below so that the postal voting form is received by Euroclear Sweden AB no later than that day.

A special form must be used for the postal vote. The form for postal voting is available on Ericsson’s website www.ericsson.com. Completed and signed forms for postal voting can be sent by post to Telefonaktiebolaget LM Ericsson, General Meeting of shareholders, c/o Euroclear Sweden AB, Box 191, SE-101 23 Stockholm, Sweden, or by e-mail to GeneralMeetingService@euroclear.com. Completed forms must be received by Euroclear Sweden AB no later than Wednesday, March 23, 2022. Shareholders may also cast their votes electronically through verification with BankID via Ericsson’s website www.ericsson.com. Such electronic votes must be submitted no later than Wednesday, March 23, 2022.

The shareholders may not provide special instructions or conditions in the postal vote. If so, the entire postal vote is invalid. Further instructions and conditions may be found in the form for postal voting and at Ericsson’s website www.ericsson.com.

If the shareholder submits its postal vote by proxy, a written and dated power of attorney signed by the shareholder must be attached to the postal voting form. A power of attorney issued by a legal entity must be accompanied by the entity’s certificate of registration (or a corresponding document of authority). Forms of power of attorney in Swedish and English are available on Ericsson’s website, www.ericsson.com.

A shareholder who has voted by post may also participate online, provided that the notification has been made in accordance with the instructions under the heading Online participation above.

Shares registered in the name of a nominee

In order to be entitled to participate in the Annual General Meeting, a shareholder whose shares are registered in the name of a nominee must, in addition to giving notice of participation in the Annual General Meeting, register its shares in its own name so that the shareholder is listed in the presentation of the share register as of Monday, March 21, 2022. Such re-registration may be temporary (so-called voting rights registration), and request for such voting rights registration shall be made to the nominee, in accordance with the nominee’s routines, at such a time in advance as decided by the nominee.

Voting rights registrations that have been made by the nominee no later than Wednesday, March 23, 2022 will be taken into account in the presentation of the share register.

Shareholders’ right to receive information

The Board of Directors and the President and CEO shall, if any shareholder so requests and the Board of Directors believes that it can be done without material harm to the Company, provide information regarding circumstances that may affect the assessment of an item on the agenda and circumstances that can affect the assessment of the Company’s or its subsidiaries’ financial situation and the Company’s relation to other companies within the Group.

Shareholders participating online may ask questions during the Annual General Meeting via telephone.

Processing of personal data

For information on how your personal data is processed, see:

https://www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor-engelska.pdf

Agenda

1.	Election of the Chair of the Annual General Meeting

2.	Election of two persons approving the minutes

3.	Preparation and approval of the voting list

4.	Approval of the agenda of the Annual General Meeting

5.	Determination whether the Annual General Meeting has been properly convened

6.

Presentation of the annual report, the auditor’s report, the consolidated accounts, the auditor’s report on the consolidated accounts, the remuneration report and the auditor’s report whether the guidelines for remuneration to group management have been complied with, as well as the auditor’s presentation of the audit work with respect to 2021

7.	The President’s speech. Questions from the shareholders to the Board of Directors and the management

8.	Resolution with respect to

8.1.	adoption of the income statement and the balance sheet, the consolidated income statement and the consolidated balance sheet;

8.2.	adoption of the remuneration report;

8.3.	discharge of liability for the members of the Board of Directors and the President for 2021; and

8.4.	the appropriation of the results in accordance with the approved balance sheet and determination of the record dates for dividend

9.	Determination of the number of Board members and deputies of the Board of Directors to be elected by the Annual General Meeting

10.

Determination of the fees payable to members of the Board of Directors elected by the Annual General Meeting and members of the Committees of the Board of Directors elected by the Annual General Meeting

11.	Election of the members and deputies of the Board of Directors

The Nomination Committee’s proposal for Board members:

11.1.	Jon Fredrik Baksaas (re-election)

11.2.	Jan Carlson (re-election)

11.3.	Nora Denzel (re-election)

11.4.	Carolina Dybeck Happe (new election)

11.5.	Börje Ekholm (re-election)

11.6.	Eric A. Elzvik (re-election)

11.7.	Kurt Jofs (re-election)

11.8.	Ronnie Leten (re-election)

11.9.	Kristin S. Rinne (re-election)

11.10.	Helena Stjernholm (re-election)

11.11.	Jacob Wallenberg (re-election)

12.	Election of the Chair of the Board of Directors

The Nomination Committee’s proposal:

The Nomination Committee proposes that Ronnie Leten be re-elected Chair of the Board of Directors.

13.	Determination of the number of auditors

14.	Determination of the fees payable to the auditors

15.	Election of auditors

16.	Long-Term Variable Compensation Program 2022 (“LTV 2022”)

16.1.	Resolution on implementation of LTV 2022

16.2.	Resolution on transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer for the LTV 2022

16.3.	Resolution on Equity Swap Agreement with third party in relation to the LTV 2022

17.

Resolution on transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer in relation to the earlier resolution on the Long-Term Variable Compensation Program 2021

18.	Resolution on transfer of treasury stock in relation to the resolutions on the ongoing Long-Term Variable Compensation Programs 2019 and 2020

19.

Resolution on proposal from the shareholder Carl Axel Bruno that the Annual General Meeting of shareholders 2022 resolve to increase the production of semiconductors that was conducted by Ericsson during the 1980’s

20.	Closing of the Annual General Meeting

Item 1 Chair of the Annual General Meeting

The Nomination Committee, appointed in accordance with the Instruction for the Nomination Committee resolved by the Annual General Meeting 2012, is composed of the Chair of the Committee Johan Forssell (Investor AB), Karl Åberg (AB Industrivärden), Anders Oscarsson (AMF Tjänstepension & AMF Fonder), Jonas Synnergren (Cevian Capital Partners Limited) and Ronnie Leten (Chair of the Board of Directors). The Nomination Committee proposes that Advokat Sven Unger be elected Chair of the Annual General Meeting of shareholders 2022, or, if he is prevented from participating, the person instead appointed by the Chair of the Board of Directors.

Item 2 Election of two persons approving the minutes

Bengt Kileus, representing AFA Försäkring, and Anders Oscarsson, representing AMF Tjänstepension & AMF Fonder, or if one or both of them are prevented from participating, the person or persons instead appointed by the Chair of the Board of Directors, are proposed by the Board of Directors to be elected to approve the minutes of the Annual General Meeting. The task of approving the minutes of the Annual General Meeting also includes verifying the voting list and that the postal votes received are correctly stated in the minutes of the Annual General Meeting.

Item 3 Preparation and approval of the voting list

The voting list proposed for approval is the voting list drawn up by Euroclear Sweden AB on behalf of the Company, based on the Annual General Meeting’s register of shareholders, postal votes received, and persons having logged in for participation at the Annual General Meeting online, as verified by the persons approving the minutes of the Annual General Meeting.

Item 8.2 Adoption of the remuneration report

The Board of Directors proposes that the Annual General Meeting resolve to adopt the Board of Directors’ report regarding remuneration pursuant to Chapter 8, Section 53 a of the Swedish Companies Act.

Item 8.4 Dividend and record dates

The Board of Directors proposes a dividend to the shareholders of SEK 2.50 per share. The dividend is proposed to be paid in two equal installments, SEK 1.25 per share with the record date Thursday, March 31, 2022, and SEK 1.25 per share with the record date Friday, September 30, 2022. Assuming these dates will be the record dates, Euroclear Sweden AB is expected to disburse SEK 1.25 per share on Tuesday, April 5, 2022, and SEK 1.25 per share on Wednesday, October 5, 2022.

Item 9 Number of Board members and deputies to be elected by the Annual General Meeting

According to the articles of association, the Board of Directors shall consist of no less than five and no more than twelve Board members, with no more than six deputies. The Nomination Committee proposes that the number of Board members elected by the Annual General Meeting of shareholders shall be eleven and that no deputies be elected.

Item 10 Fees payable to members of the Board of Directors elected by the Annual General Meeting and to members of the Committees of the Board of Directors elected by the Annual General Meeting

The Nomination Committee proposes that fees to non-employee Board members elected by the Annual General Meeting and non-employee members of the Committees of the Board of Directors elected by the Annual General Meeting be paid as follows:

•	SEK 4,375,000 to the Chair of the Board of Directors (previously SEK 4,225,000);

•	SEK 1,100,000 to each of the other Board members (previously SEK 1,060,000);

•	SEK 475,000 to the Chair of the Audit and Compliance Committee (previously SEK 420,000);

•	SEK 275,000 to each of the other members of the Audit and Compliance Committee (previously SEK 270,000);

•	SEK 205,000 to each Chair of the Finance, the Remuneration and the Technology and Science Committee (unchanged); and

•	SEK 180,000 to each of the other members of the Finance, the Remuneration and the Technology and Science Committee (unchanged).

A basic principle when assessing Board fees is that these shall be competitive and enable the recruitment and retainment of individuals with the best possible competence. When assessing the level of fees, a comparison has been made in relation to the Board fees in companies of equal size and complexity and it should be considered that the Ericsson Group has customers in 180 countries and that sales in 2021amounted to approximately SEK 230 billion.

The Nomination Committee has compared the Board fees in Ericsson with Board fees in other international high-tech companies and has concluded that an increase of the fees to the Chair of the Board, the Board members and to the Chair and the members of the Audit and Compliance Committee in accordance with the above is reasonable and well-justified, in order to secure that the fees remain relevant compared to other companies in the market. The Nomination Committee notes that the Ericsson Board and Committee work require extensive time and effort from each Board and Committee member and it has therefore been deemed reasonable to increase the fees to reflect the commitment it entails to be on the Board of Ericsson and on the Audit and Compliance Committee. The proposal of the Nomination Committee implies all in all an increase of the fees of approximately 3.4% compared with the total fees to the corresponding number of Board and Committee members for Board and Committee work resolved by the Annual General Meeting 2021.

Fees in the form of synthetic shares

Background

The Nomination Committee believes that it is appropriate that Board members elected by the shareholders hold shares in Ericsson, in order to strengthen the Board members’ and the shareholders’ mutual interests in the Company. The Nomination Committee recommends Board members elected by the shareholders to, during a five year period, build a holding of shares or synthetic shares in Ericsson at least corresponding to the value of the annual Board fee (excluding fees for Committee work), and that such holding be kept during the time the Board member remain Board member in Ericsson.

To enable Board members to create an economic interest in the Company and considering that it is in many cases difficult for Board members to trade in the Company’s share due to applicable insider rules, the Nomination Committee proposes that the Board members should, as previously, be offered the possibility of receiving part of the Board fees in the form of synthetic shares. A synthetic share constitutes a right to receive payment of an amount which corresponds to the market value of a share of series B in the Company on Nasdaq Stockholm at the time of payment.

Proposal

The Nomination Committee therefore proposes that the Annual General Meeting of shareholders 2022 resolve that part of the fees to the Directors, in respect of their Board assignment (however, not in respect of Committee work), may be paid in the form of synthetic shares, on the following terms and conditions.

•	A nominated Director shall be able to choose to receive the fee in respect of his or her Board assignment, according to the following four alternatives:

(i)	25 percent in cash – 75 percent in synthetic shares

(ii)	50 percent in cash – 50 percent in synthetic shares

(iii)	75 percent in cash – 25 percent in synthetic shares

(iv)	100 percent in cash.

•

The number of synthetic shares to be allocated shall be valued to an average of the market price of shares of series B in the Company on Nasdaq Stockholm during a period of five trading days immediately following the publication of Ericsson’s interim report for the first quarter of 2022. The synthetic shares are vested during the term of office, with 25 percent per quarter of the year.

•

The synthetic shares give a right to, following the publication of Ericsson’s year-end financial statement in 2027, receive payment of a cash amount per synthetic share corresponding to the market price of shares of series B in the Company in close connection with the time of payment.

•

An amount corresponding to dividend in respect of shares of series B in the Company, resolved by the Annual General Meeting during the holding period, shall be disbursed at the same time as the cash amount.

•

Should the Director’s assignment to the Board of Directors come to an end no later than during the third calendar year after the year in which the Annual General Meeting resolved on allocation of the synthetic shares, payment may take place the year after the assignment came to an end.

•	The number of synthetic shares may be subject to recalculation in the event of bonus issues, splits, rights issues and similar measures, under the terms and conditions for the synthetic shares.

The complete terms and conditions for the synthetic shares are described in Exhibit 1 to the Nomination Committee’s proposal.

The financial difference for the Company, should all Directors receive part of their fees in the form of synthetic shares compared with the fees being paid in cash only, is assessed to be limited.

Item 11 Election of Board members and deputies of the Board of Directors

Proposals

The Nomination Committee proposes that the following persons be re-elected Board members:

•	Jon Fredrik Baksaas;

•	Jan Carlson;

•	Nora Denzel;

•	Börje Ekholm;

•	Eric A. Elzvik;

•	Kurt Jofs;

•	Ronnie Leten;

•	Kristin S. Rinne;

•	Helena Stjernholm; and

•	Jacob Wallenberg.

The Nomination Committee proposes that Carolina Dybeck Happe be elected new Board member of Ericsson.

Considerations

The Nomination Committee primarily searches for potential Board member candidates for the upcoming mandate period, but also considers future competence needs. It is a long journey to identify the right candidates and long-term planning is essential. In assessing the appropriate composition of the Board of Directors, the Nomination Committee considers, among other things, experience and competence needed on the Board and its Committees, and the value of diversity in age, gender and cultural/geographic background as well as the need for renewal. The Nomination Committee believes that diversity on the Board will support Ericsson’s sustainable development and therefore continually focuses on identifying Board member candidates with different backgrounds. While acknowledging increased expectations on transparency relating to diversity on the Board, applicable privacy regulations prevent Ericsson and the Nomination Committee from processing certain sensitive personal data about its Board members, such as information relating to demographic background. The Nomination Committee has applied the Swedish Corporate Governance Code, Section 4.1, as diversity policy. Focusing on improving the gender balance over time, the Nomination Committee particularly works to identify women candidates matching the current and future needs of the Board. The Nomination Committee also assesses the appropriateness of the number of Board members and whether the Board members can devote the necessary time required to fulfill their tasks as Board members in Ericsson.

In its appraisal of qualifications and performance of the individual Board members, the Nomination Committee takes into account the competence and experience of each individual member along with the individual member’s contribution to the Board work as a whole and to the Committee work. The Committee has familiarized itself with the results of the Board work evaluation that was led by the Chair of the Board of Directors. The Nomination Committee aims to propose a Board that constitutes a good team to lead Ericsson and believes that it is very important that the composition of Board members proposed includes complementing experiences and competencies to enable the Board of Directors to contribute to a positive development of Ericsson.

The Nomination Committee is of the opinion that the current Board of Directors and Board work is well functioning. Further, it is the Nomination Committee’s view that the Board fulfills high expectations in terms of composition and that the Board of Directors as well as the individual Board members fulfill high expectations in terms of expertise. Competencies and experiences represented on the Board include broad international industry experience, experience from the telecom, IT and ICT sectors, technological and technical competencies and experiences (e.g. related to software and digitalization), financial expertise and experience from private equity, M&A and new business. The Nomination Committee further believes that competencies and experiences within the Environmental, Social and Governance (“ESG”) areas considered most relevant for Ericsson and the sector in which the Company operates are well represented on the Board, including for example related to the technologies the Company develops and delivers as well as relating to ethics and compliance.

Considering the above, the Nomination Committee believes that the Board would benefit from additional expertise within the finance area. Hence, the Nomination Committee proposes re-election of all current Board members and the new election of Carolina Dybeck Happe to the Board. Carolina Dybeck Happe has long-term international business experience from senior management positions within ASSA ABLOY, A.P. Moller—Maersk A/S and Trelleborg Group, and is currently the Chief Financial Officer of GE. It is the Nomination Committee’s assessment that each of the proposed Board members, with their respective experiences, adds valuable expertise and experience to the Board. The Nomination Committee believes that Carolina Dybeck Happe’s extensive international business experiences and deep financial expertise will be of value to Ericsson and to the Board. Further, the Committee believes that the proposed Board composition provides the Company with the right conditions for realizing its long-term potential. Out of the proposed Board members to be elected by the Annual General Meeting of shareholders (excluding the President and CEO) 40% are women. Gender balance continues to be a key priority for the Nomination Committee, and the Committee works to improve the gender balance on the Board of Directors over time.

Information regarding proposed Board members

Information regarding the proposed Board members is presented in Exhibit 2 to the Nomination Committee’s proposal.

Information on proposed new Board member

Carolina Dybeck Happe

Born 1972. Master of Science in Business and Economics, Uppsala University, Sweden.

Nationality: Sweden

Board Member: E.ON.

Holdings in Ericsson: None

Principal work experience and other information: CFO of GE since 2020. Group CFO of A.P. Moller—Maersk A/S (2019-2020). Group CFO of ASSA ABLOY (2012-2018) as well as CFO for Europe, the Middle East and Africa (2007-2011) and CFO for Central Europe (2002-2006). Group CFO of Trelleborg Group (2011-2012). CFO of Establish (2000-2002). Various positions at EF Education First (1996-1999).

Independence of Board members

The Nomination Committee has made the following assessments in terms of applicable Swedish independence requirements:

(i)	The Nomination Committee considers that the following Board members are independent of the Company and its senior management:

a.	Jon Fredrik Baksaas

b.	Jan Carlson

c.	Nora Denzel

d.	Carolina Dybeck Happe

e.	Eric A. Elzvik

f.	Kurt Jofs

g.	Ronnie Leten

h.	Kristin S. Rinne

i.	Helena Stjernholm

j.	Jacob Wallenberg

(ii)	From among the Board members reported in (i) above, the Nomination Committee considers that at least the following are independent of the Company’s major shareholders:

a.	Jon Fredrik Baksaas

b.	Jan Carlson

c.	Nora Denzel

d.	Carolina Dybeck Happe

e.	Eric A. Elzvik

f.	Kurt Jofs

g.	Kristin S. Rinne

Moreover, the Nomination Committee considers that at least the following Board members are independent in respect of all applicable independence requirements:

a.	Jon Fredrik Baksaas

b.	Jan Carlson

c.	Nora Denzel

d.	Carolina Dybeck Happe

e.	Eric A. Elzvik

f.	Kurt Jofs

g.	Kristin S. Rinne

The Nomination Committee concludes that the proposed composition of the Board of Directors meets the independence requirements applicable to Ericsson.

Item 12 Election of the Chair of the Board of Directors

The Nomination Committee proposes that Ronnie Leten be re-elected Chair of the Board of Directors.

Item 13 Number of auditors

According to the articles of association, the Company shall have no less than one and no more than three registered public accounting firms as auditor. The Nomination Committee proposes that the Company should have one registered public accounting firm as auditor.

Item 14 Fees payable to the auditor

The Nomination Committee proposes, like previous years, that the auditor fees be paid against approved account.

Item 15 Election of auditor

In accordance with the recommendation by the Audit and Compliance Committee, the Nomination Committee proposes that Deloitte AB be appointed auditor for the period from the end of the Annual General Meeting 2022 until the end of the Annual General Meeting 2023 (re-election).

Item 16 Implementation of Long-Term Variable Compensation Program 2022 (“LTV 2022”) including transfer of treasury stock, directed share issue and authorization for the Board of Directors to decide on an acquisition offer

Background

The Remuneration Committee and the Board of Directors evaluate the long-term variable compensation (“LTV”) programs to the Executive Team (“ET”) on an ongoing basis. The evaluation considers the LTV programs for effectiveness in serving their purpose to support achieving the Ericsson Group’s strategic business objectives and sustainable long-term interests as well as their facility to increase the long-term focus of the members of the ET and align their interests with the long-term expectations and the interests of the shareholders.

Upon evaluation of the currently ongoing LTV programs for 2019, 2020 and 2021, the Remuneration Committee and the Board of Directors concluded that these ongoing LTV programs, which are all the same in terms of plan structure, performance criteria and performance periods, enabled the Company to achieve its long-term objectives. The ongoing LTV programs further enabled the Company to remain committed to the targets for 2022 as well as the long-term target of 15-18% adjusted earnings (loss) before interest, taxes, amortization and write-downs of acquired intangible assets (“EBITA”), in turn creating increased shareholder value. In order to further strengthen both Ericsson’s and the ET’s commitment to long-term sustainability and responsible business, the Board of Directors, upon recommendation from the Remuneration Committee, has concluded to propose to the Annual General Meeting of shareholders of Ericsson 2022 an LTV 2022 for the ET with materially unchanged structure to the LTV programs for 2019, 2020 and 2021, but with the addition of a Group Environmental, Social and Governance (“ESG”) performance criterion.

LTV 2022 is an integral part of the Company’s remuneration strategy and the Board of Directors in particular expects the members of the ET to build significant equity holdings to align the interests and expectations of the LTV program participants with those of shareholders.

Proposals

The Long-Term Variable Compensation Program 2022

The Board of Directors proposes that the Annual General Meeting resolve on the implementation of an LTV 2022 in accordance with the proposals set out below.

16.1 Implementation of the LTV 2022

The Board of Directors proposes that the Annual General Meeting resolve on the LTV 2022 for members of the ET, comprising a maximum of 2 million shares of series B in Ericsson as set out below.

Objectives of the LTV Program

The LTV Program is designed to provide long-term incentives for members of the ET (the “Participants”), thereby creating long-term value for the shareholders. The aim is to attract, retain and motivate executives in a competitive market through performance-based share related incentives, to encourage the build-up of significant equity holdings to align the interests of the Participants with those of shareholders and to further strengthen

Ericsson’s and the ET’s commitment to long-term sustainability and responsible business.

The LTV Program in brief

The LTV Program is proposed to include all members (current and future) of the ET, currently comprising of 15 employees, including the President and CEO. Awards under LTV 2022 (“Performance Share Awards”) will be granted free of charge entitling the Participant, provided that i.a. certain performance criteria set out below are met, to receive a number of shares, free of charge, following expiration of a three-year vesting period (the “Vesting Period”). Allotment of shares pursuant to Performance Share Awards will be subject to the achievement of performance criteria, as set out below, and will generally require that the Participant retains his or her employment over the Vesting Period. All major decisions relating to LTV 2022 will be taken by the Remuneration Committee, with approval by the full Board of Directors as required.

Granting of Performance Share Awards

Granting of Performance Share Awards to the Participants will generally take place as soon as practicably possible following the Annual General Meeting 2022. For 2022, the value of the underlying shares in respect of the Performance Share Awards made to the President and CEO will not exceed 190% of the annual base salary at the time of grant, and for other Participants, the value will not exceed 70% of the Participants’ respective annual base salaries at the time of grant.

The share price used to calculate the number of shares to which the Performance Share Awards entitle will be the volume-weighted average of the market price of Ericsson series B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the fourth quarter 2021.

Performance criteria

The vesting of the Performance Share Awards will be subject to the satisfaction of performance criteria related to 2022 Group EBIT (earnings before financial items and income tax) (operating income) performance criterion, along with three-year total shareholder return (“TSR”[1]), and Group ESG performance criteria, which will determine what portion (if any) of the Performance Share Awards will vest at the end of the Vesting Period.

The 2022 Group EBIT (operating income) performance criterion relates to 45% of the Performance Share Awards and the maximum vesting level is 200%.

The performance criteria based on TSR are absolute TSR development and relative TSR development for the Ericsson series B share over the period January 1, 2022 – December 31, 2024 (the “Performance Period”[2]). The absolute and relative TSR performance criteria relate to 25% and 20%, respectively, of the Performance Share Awards and the maximum vesting level for both TSR performance criteria is 200%.

The Group ESG performance criterion measured over the Performance Period will relate to 10% of the Performance Share Awards, and the maximum vesting level is 200%.

The following conditions will apply to the performance criteria:

•	2022 Group EBIT (operating income) performance criterion

45% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a Group EBIT (operating income) performance criterion for the 2022 financial year. The 2022 Group EBIT (operating income) performance criterion established by the Board of Directors will stipulate a minimum level and a maximum level. The 2022 Group EBIT (operating income) target is not disclosed due to stock market and competition considerations. The vesting level of Performance Share Awards related to 2022 Group EBIT (operating income) performance criterion will be determined by the Board of Directors when the audited result for the financial year 2022 is available.

If the maximum performance level is reached or exceeded, the vesting will amount to (and will not exceed) the maximum level of 200% of the Performance Share Awards related to the 2022 Group EBIT (operating income) performance criterion. If performance is below the maximum level but exceeds the minimum level, a linear pro-rata vesting of shares will occur. No vesting will occur if performance amounts to or is below the minimum level. The allotment of the shares will not occur until the end of the Vesting Period in 2025.

•	TSR performance criteria

Absolute TSR performance criterion

25% of the Performance Share Awards granted to a Participant will be subject to fulfilment of an absolute TSR performance criterion over the Performance Period. If the absolute TSR development reaches or exceeds 14% per annum compounded, the maximum vesting of 200% of the Performance Share Awards related to absolute TSR performance criterion will occur. If the absolute TSR development is below or reaches only 6% per annum compounded, no vesting will occur in respect of the Performance Share Awards related to the absolute TSR performance criterion. A linear pro-rata vesting from 0% to 200% of the Performance Share Awards related to absolute TSR performance criterion will apply if the Company’s absolute TSR performance is between 6% and 14% per annum compounded.

Relative TSR performance criterion

20% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a relative TSR performance criterion over the Performance Period, compared to a peer group consisting of 11 peer companies (the “Peer Group”[3]). The vesting of the relative TSR related Performance Share Awards varies depending on the Company’s TSR performance ranking versus the other companies in the Peer Group. If the Company’s relative TSR performance is below the TSR development of the company ranked 6th in the Peer Group, no vesting will occur in respect of the Performance Share Awards related to relative TSR performance criterion. Vesting of the Performance Share Awards related to relative TSR performance criterion will occur at the following percentage levels, based on which ranking position in the Peer Group the Company’s TSR performance corresponds to:

Position within the Peer Group	Associated vesting percentage level
6 or lower	0%
5	50%
4	100%
3	150%
2 or higher	200%

If the Company’s TSR performance is between two of the ranked companies, a linear pro-rata vesting will apply between the vesting percentage levels for the relevant ranked positions.

•	Group ESG performance criterion

10% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a Group ESG performance criterion comprised of two equally weighted subcomponents covering environmental and social aspects of ESG measured over the Performance Period.

Reduction of carbon dioxide equivalent (“CO2e”) emissions in Ericsson’s own activities subcomponent

5% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a subcomponent of reducing CO2e emissions in the Ericsson Group’s own activities[4] to 212.00 kilo tons (“ktonnes”) by the end of the Performance Period, which is in line with achieving the target trajectory for net-zero CO2e emissions in the Ericsson Group’s own activities by 2030. If the CO2e emissions in the Ericsson Group’s own activities are reduced to 200.00 ktonnes or below per annum at the end of the Performance Period, the maximum vesting of 200% of the Performance Share Awards related to this subcomponent will occur. If the CO2e emissions in the Ericsson Group’s own activities are reduced to 265.00 ktonnes or above per annum by the end of the Performance Period, no vesting will occur in respect of the Performance Share Awards related to this subcomponent. A linear pro-rata vesting from 0% to 200% of the Performance Share Awards related to reducing CO2e emissions in the Ericsson Group’s own activities subcomponent will apply if the CO2e emissions in the Ericsson Group’s own activities is between 265.00 ktonnes and 200.00 ktonnes per annum by the end of the Performance Period.

Increasing the representation of women leaders in Ericsson subcomponent

5% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a subcomponent of increasing the representation of women leaders (i.e. women holding roles with people management responsibility) in the Ericsson Group to 23% by the end of the Performance Period, which is in line with achieving the target trajectory for increasing the representation of women leaders in the Ericsson Group to 30% by 2030.

If the representation of women leaders in the Ericsson Group amounts to 24% or above by the end of the Performance Period, the maximum vesting of 200% of the Performance Share Awards related to this subcomponent will occur. If the representation of women leaders in the Ericsson Group amounts to 22% or below by the end of the Performance Period, no vesting will occur in respect of the Performance Share Awards related to this subcomponent. A linear pro-rata vesting from 0% to 200% of the Performance Share Awards related to increasing the representation of women leaders in the Ericsson Group subcomponent will apply if the representation of women leaders in the Ericsson Group exceeds 22% but is below 24% by the end of the Performance Period.

The vesting level of Performance Share Awards related to the Group ESG performance criterion will be determined by the Board of Directors when the audited results for both of the subcomponents at the end of the financial year 2024 are available.

Information about the outcome of the performance criteria will be provided no later than in the annual report for the financial year 2024.

Allotment of shares

Provided that the performance criteria above have been met and that the Participant has retained his or her employment (unless special circumstances are at hand) during the Vesting Period, allotment of vested shares will take place as soon as practicably possible following the expiration of the Vesting Period.

When determining the final vesting level of Performance Share Awards, the Board of Directors shall examine whether the vesting level is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, such as environmental, social, ethics and compliance factors, and if not, as determined by the Board of Directors, reduce the vesting level to the lower level deemed appropriate by the Board of Directors.

In the event delivery of shares to Participants cannot take place under applicable law or at a reasonable cost and employing reasonable administrative measures, the Board of Directors will be entitled to decide that Participants may, instead, be offered a cash settlement.

The Company has the right to, before delivering vested shares to the Participants, retain and sell the number of shares required to cover the cost for withholding and paying tax and social security liabilities on behalf of the Participants in relation to the Performance Share Awards for remittance to revenue authorities. In such an event, net amount of vested shares will thus be delivered to the Participants after the vested Performance Share Awards are reduced by the number of shares retained by the Company for such purposes.

Financing

The Board of Directors has considered different financing methods for transfer of shares under the LTV 2022 such as transfer of treasury stock and an equity swap agreement with a third party. The Board of Directors considers that a directed issue of C shares, followed by buy-back and transfer of treasury stock is the most cost efficient and flexible method to transfer shares under the LTV 2022.

The Company’s current holding of treasury stock is not sufficient for the implementation of the LTV 2022. Therefore, the Board of Directors proposes a directed share issue and buy back of shares as further set out below under item 16.2. Under the proposed transactions, shares are issued at the share’s quota value and bought back as soon as the shares have been subscribed for and registered. The purchase price paid by the Company to the subscriber equals the subscription price. As compensation to the subscriber for its assistance in the issuance and buy-back of shares, the Company will pay to the subscriber an amount totaling SEK 75,000.

The procedure of issuance and buy-back of shares for the Company’s LTV programs has previously been decided by the Annual General Meetings in 2001, 2003, 2008, 2009, 2012, 2016 and 2017.

Since the costs for the Company in connection with an equity swap agreement will be significantly higher than the costs in connection with transfer of treasury stock, the main alternative is that the financial exposure is secured by transfer of treasury stock and that an equity swap agreement with a third party is an alternative in the event that the required majority for approval is not reached.

Costs

The total effect on the income statement of the LTV 2022, including financing costs and social security fees, is estimated to range between SEK 80 million and SEK 130 million distributed over the years 2022-2025. The costs will depend on the future development of the price of Ericsson series B share.

The administration cost for transfer of shares by way of an equity swap agreement is currently estimated to approximately SEK 10 million, compared to the administration cost of approximately SEK 75,000 for using newly issued and acquired shares in treasury.

Dilution

The Company has approximately 3.3 billion shares in issue. As per December 31, 2021 the Company held approximately 4 million shares in treasury. The number of shares that may be required for ongoing LTV programs as per December 31, 2021 is estimated to approximately 4.2 million shares, corresponding to approximately 0.13 percent of the number of outstanding shares. In order to implement the LTV 2022, a total of up to 2 million shares are required, which corresponds to approximately 0.06 percent of the total number of outstanding shares, hence an issue of new treasury stock is proposed for the implementation of LTV 2022. The effect on important key figures is only marginal.

16.2 Transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer for the LTV 2022

a)	Transfer of treasury stock under the LTV 2022

Transfer of no more than 1.5 million shares of series B in the Company less any shares retained by the Company as per item 16.2 c) may occur on the following terms and conditions.

•

The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions pursuant to the LTV 2022. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to employees covered by the terms and conditions of the LTV 2022.

•	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the LTV 2022, i.e. in 2025.

•	Employees covered by the terms and conditions of the LTV 2022 shall receive shares of series B in the Company free of consideration.

•

The number of shares of series B in the Company that may be transferred under the LTV 2022 may be subject to recalculation in the event of bonus issues, splits, rights issues and/or similar measures, under the terms and conditions of the LTV 2022.

b)	Transfer of treasury stock on an exchange to cover expenses

The Company shall have the right to, prior to the Annual General Meeting in 2023, transfer no more than 500,000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm.

c)	Transfer of treasury stock on an exchange to cover costs for tax and social security liabilities for the Participants

The Company shall have the right to, in conjunction with the delivery of vested shares under LTV 2022, prior to the Annual General Meeting in 2023, retain and sell no more than 60% of the vested shares of series B in the Company in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the Participants in relation to the Performance Share Awards for remittance to revenue authorities. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm. These shares form a part of the final number of vested shares to the employees under LTV 2022 and do not incur additional costs to the LTV 2022 for the Company.

d)	Directed issue of shares of series C in the Company

Increase of the share capital in the Company with SEK 10 000 000.01 by an issue of 2 million shares of series C in the Company, each share with a quota value of approximately SEK 5. The terms and conditions of the share issue are the following.

•	The new shares shall – with deviation from the shareholders’ preferential right – be subscribed for only by Investor AB or its subsidiaries.

•	The new shares shall be subscribed for during the period as from Thursday, April 28, 2022, up to and including Monday, May 2, 2022. Over-subscription may not occur.

•	The amount that shall be paid for each new share shall be the quota value (approximately SEK 5).

•	Payment for the subscribed shares shall be made at the time of subscription.

•	The Board of Directors shall be entitled to extend the period for subscription and payment.

•	The new shares shall not entitle the holders to dividend payment.

•	It is noted that the new shares are subject to restrictions pursuant to chapter 4, section 6 (conversion clause) and chapter 20, section 31 (redemption clause) of the Swedish Companies Act.

Reasons for deviation from the shareholders’ pre-emptive rights and principles on which the subscription price is based

The Board of Directors considers that a directed issue of C shares, followed by buy-back and transfer of treasury stock is the most cost efficient and flexible method to transfer shares under the LTV 2022. Shares are issued at the share’s quota value and bought back as soon as the shares have been subscribed for and registered. The purchase price paid by the Company to the subscriber equals the subscription price.

e)	Authorization for the Board of Directors to decide on a directed acquisition offer

Authorization for the Board of Directors to decide that 2 million shares of series C in Ericsson be acquired according to the following.

•	Acquisition may occur by an offer to acquire shares directed to all holders of shares of series C in Ericsson.

•	The authorization may be exercised until the Annual General Meeting in 2023.

•	The acquisition shall be made at a price corresponding to the quota value of the share (approximately SEK 5 per share).

•	Payment for acquired shares shall be made in cash.

The Board of Directors proposes that the President and CEO shall be authorized to make the minor adjustments to the above resolutions that may prove to be necessary in connection with the registration with the Swedish Companies Registration Office.

16.3 Equity Swap Agreement with third party in relation to the LTV 2022

In the event that the required majority for approval is not reached under item 16.2 above, the financial exposure of the LTV 2022 shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares of series B in the Company to employees covered by the LTV 2022.

Majority rules

The resolution of the Annual General Meeting on implementation of the LTV 2022 according to item 16.1 requires that more than half of the votes cast at the Annual General Meeting approve the proposal. The resolution of the Annual General Meeting on transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer for the LTV 2022 according to item 16.2 requires that shareholders representing at least nine-tenths of the votes cast as well as the shares represented at the Annual General Meeting approve the proposal. The resolution of the Annual General Meeting on an Equity Swap Agreement with third party according to item 16.3 requires that more than half of the votes cast at the Annual General Meeting approve the proposal.

Description of other ongoing long-term variable compensation programs

In addition to the LTV programs, which are directed at the members of the ET, the Company also has other ongoing long-term variable compensation programs directed at other employees within the Group. These programs are an integral part of the Company’s remuneration strategy as well as a part of the Company’s talent management strategy. The Company has decided to implement two other share-related compensation programs for 2022: The Executive Performance Plan 2022 and the Key Contribution Plan 2022. Ericsson has also implemented an all-employee share purchase plan in 2021: the Ericsson share purchase plan.

The Executive Performance Plan 2022 (“EPP 2022”)

The EPP 2022 is designed to attract, retain and motivate senior managers in a competitive market through performance based long-term cash incentive supporting the achievement of the Company’s long-term strategies and business objectives. Approximately 200 senior managers will be eligible for the EPP 2022. Participants are assigned a potential award defined as a percentage of the participants’ annual gross salary, which is converted into a number of synthetic shares based on the same market price of Ericsson series B shares used for the LTV 2022 at the time of grant. There are two award levels called “High” and “Regular” which are differentiated as below between the USA and Canada, and the rest of the world to bring greater alignment with the local market conditions:

Award level	USA & Canada	Rest of the world
High	45%	25%
Regular	35%	15%

The vesting level of the awards, occurring after a three-year vesting period, is subject to the achievement of the same performance criteria as for the LTV 2022, and generally requires that the participant retains his or her employment over the three-year vesting period. At the end of the Vesting Period, the allotted synthetic shares are converted into a cash amount, based on the market price of the Ericsson series B share at Nasdaq Stockholm at the payout date, and this final amount is paid to the Participant in cash gross before tax. It is estimated that approximately 1 million synthetic shares will be awarded under the EPP 2022. The maximum total cost effect of the EPP 2022 on the income statement, including social security fees, is estimated to be approximately SEK 350 million distributed over the years 2022-2025. The costs will depend on the future development of the market price of the Ericsson series B share.

The Key Contribution Plan 2022 (“KC Plan 2022”)

The KC Plan 2022 is designed to recognize the best talent, individual performance, potential and critical skills as well as encourage the retention of key employees. Approximately 8,800 employees will be eligible for the KC Plan 2022. There are four award levels for the USA and Canada, and three award levels for the rest of the world which are differentiated as below to bring greater alignment with the local market conditions:

Award level	USA & Canada	Rest of the world
Critical	50%	N/A
Exceptional	40%	30%
High	30%	25%
Regular	15%	10%

Participants are assigned a potential award, which is converted into a number of synthetic shares based on the same market price of the Ericsson series B share used for the LTV 2022 at the time of grant. The plan has a three-year total service period (the “Service Period”) during which the awards are paid on an annual rolling bases following the below payment schedule:

•	25% of the award at the end of the first year,

•	25% of the award at the end of the second year, and

•	50% of the award at the end of the full Service Period.

The value of each synthetic share is driven by the absolute share price performance of Ericsson series B shares during the Service Period. At the date of payout for each instalment of the above-described annual rolling payment schedule, the synthetic shares are converted into a cash amount, based on the market price of the Ericsson series B share on Nasdaq Stockholm at the respective payout date, and this final amount is paid to the Participant in cash gross before tax. It is estimated that approximately 12 million synthetic shares will be awarded under the KC Plan 2022. The maximum total cost effect of the KC Plan 2022 on the income statement, including social security fees, is estimated to be approximately SEK 2 billion distributed over the years 2022-2025. The costs will depend on the future development of the market price of the Ericsson series B share.

The Ericsson share purchase plan (“ESPP”)

Ericsson is committed to helping employees thrive and to recognizing them for the impact they create by providing opportunities to enrich their working experience. In order to encourage employees to play an active role in achieving the Company’s purpose, further create sense of belonging and ownership, the ESPP was launched in November 2021 (in 58 countries to approximately 58,900 eligible employees), with continued deployment in additional countries where possible in line with local statutory legislation during 2022.

The ESPP is an all-employee share purchase plan that enables employees to purchase Ericsson series B shares up to a maximum value of SEK 50,000 per year via monthly payroll deduction. In recognition of the employees’ commitment, Ericsson supports the participants with a net cash payment up to 15% of their elected contribution amounts and covers the tax on the Company supported amount, which is payable via payroll. Under the ESPP participants will acquire Ericsson series B shares at market price on Nasdaq Stockholm and the ESPP does therefore not have any dilutive effect.

The Company’s ongoing variable compensation programs are described in further detail in the Annual Report 2021 in the Notes to the consolidated financial statements, Note G3: Share-based compensation and on the Company’s website.

Item 17 The Board of Directors’ proposal for resolution on transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer in relation to the earlier resolution on the Long-Term Variable Compensation Program 2021 (“LTV 2021”)

Background

The Annual General Meeting in 2021 resolved to implement LTV 2021. The Annual General Meeting in 2021 resolved to secure the Company’s undertakings under LTV 2021 through an equity swap agreement with a third party. The Board of Directors still considers that transfer of treasury stock is the most cost efficient and flexible method to secure the undertakings under LTV 2021, and therefore proposes that the Annual General Meeting resolve as follows.

The Company has approximately 3.3 billion shares in issue. As per December 31, 2021 the Company held approximately 4 million shares in treasury. For LTV 2021, a total of up to 2.1 million shares are required, which corresponds to approximately 0.1 percent of the total number of outstanding shares, hence an issue of new treasury stock is proposed for LTV 2021. The effect on important key figures is only marginal.

Proposal

17.1 Transfer of treasury stock for the LTV 2021

To secure the delivery of Performance Shares in accordance with the terms of the LTV 2021, the Board of Directors proposes that the Annual General Meeting resolve that the Company shall have the right to transfer no more than 1.6 million shares of series B in the Company less any shares retained by the Company as per item 17.3 on the following terms and conditions:

•

The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions pursuant to the LTV 2021. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to employees covered by the terms and conditions of the LTV 2021.

•	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the LTV 2021, i.e. in 2024.

•	Employees covered by the terms and conditions of the LTV 2021 shall receive shares of series B in the Company free of consideration.

•

The number of shares of series B in the Company that may be transferred under the LTV 2021 may be subject to recalculation in the event of bonus issues, splits, rights issues and/or similar measures, under the terms and conditions of the LTV 2021.

17.2 Transfer of treasury stock on an exchange to cover expenses

The Company shall have the right to, prior to the Annual General Meeting in 2023, transfer no more than 500,000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm.

17.3 Transfer of treasury stock on an exchange to cover costs for tax and social security liabilities for the Participants

The Company shall have the right to, in conjunction with the delivery of vested shares under LTV 2021, prior to the Annual General Meeting in 2023, retain and sell no more than 60% of the vested shares of series B in the Company in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the Participants in relation to the Performance Share Awards for remittance to revenue authorities. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm. These shares form a part of the final number of vested shares to the employees under LTV 2021 and do not incur additional costs to the LTV 2021 for the Company.

17.4 Directed issue of shares of series C in the Company

Increase of the share capital in the Company with SEK 10,500,000.01 by an issue of 2.1 million shares of series C in the Company, each share with a quota value of approximately SEK 5. The terms and conditions of the share issue are the following:

•	The new shares shall – with deviation from the shareholders’ preferential right – be subscribed for only by Investor AB or its subsidiaries.

•	The new shares shall be subscribed for during the period as from Thursday, April 28, 2022, up to and including Monday, May 2, 2022. Over-subscription may not occur.

•	The amount that shall be paid for each new share shall be the quota value (approximately SEK 5).

•	Payment for the subscribed shares shall be made at the time of subscription.

•	The Board of Directors shall be entitled to extend the period for subscription and payment.

•	The new shares shall not entitle the holders to dividend payment.

•	It is noted that the new shares are subject to restrictions pursuant to chapter 4, section 6 (conversion clause) and chapter 20, section 31 (redemption clause) of the Swedish Companies Act.

Reasons for deviation from the shareholders’ pre-emptive rights and principles on which the subscription price is based

The Board of Directors considers that a directed issue of C shares, followed by buy-back and transfer of treasury stock is the most cost efficient and flexible method to transfer shares under the LTV 2021. Shares are issued at the share’s quota value and bought back as soon as the shares have been subscribed for and registered. The purchase price paid by the Company to the subscriber equals the subscription price. As compensation to the subscriber for its assistance in the issuance and buy-back of shares, the Company will pay to the subscriber an amount totaling SEK 75,000.

17.5 Authorization for the Board of Directors to decide on a directed acquisition offer

Authorization for the Board of Directors to decide that 2.1 million shares of series C in Ericsson be acquired according to the following:

•	Acquisition may occur by an offer to acquire shares directed to all holders of shares of series C in Ericsson.

•	The authorization may be exercised until the Annual General Meeting in 2023.

•	The acquisition shall be made at a price corresponding to the quota value of the share (approximately SEK 5 per share).

•	Payment for acquired shares shall be made in cash.

The Board of Directors proposes that the President and CEO shall be authorized to make the minor adjustments to the above resolutions that may prove to be necessary in connection with the registration with the Swedish Companies Registration Office.

Majority rules

The resolution of the Annual General Meeting on transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer for the LTV 2021 according to item 17 requires that shareholders representing at least nine-tenths of the votes cast as well as the shares represented at the Annual General Meeting approve the proposal.

Item 18 The Board of Directors’ proposal for resolution on transfer of treasury stock in relation to the resolutions on the ongoing Long-Term Variable Compensation Programs 2019 (“LTV 2019”) and 2020 (“LTV 2020”)

18.1 Transfer of treasury stock on an exchange to cover expenses

The Annual General Meeting in 2021 resolved on a right for the Company to transfer in total not more than 1.4 million shares of series B in the Company on a stock exchange to cover certain payments, mainly social security payments, which may occur in relation to the LTV 2019 and the LTV 2020.

The resolution is valid up to the following Annual General Meeting. Resolutions on transfer of treasury stock for the purpose of the above-mentioned programs must therefore be repeated at subsequent Annual General Meetings.

In accordance with the resolutions on transfer of in total not more than 1.4 million shares, no shares of series B have been transferred up to February 22, 2022.

The Board of Directors proposes that the Annual General Meeting resolve that the Company shall have the right to transfer, prior to the Annual General Meeting in 2023, not more than 1.4 million shares of series B in the Company, or the lower number of shares of series B, which as per March 29, 2022 remains of the original 1.4 million shares for the purposes of covering certain payments, primarily social security payments that may occur in relation to the LTV 2019 and LTV 2020. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share.

18.2 Transfer of treasury stock on an exchange to cover costs for tax and social security liabilities for the Participants

The Annual General Meetings in 2020 and in 2021 resolved to secure the delivery of Performance Shares in relation to the LTV 2019 and the LTV 2020 through transfer of no more than 4.1 million shares of series B in the Company to Participants and subsidiaries within the Ericsson Group.

The Board of Directors proposes that the Annual General Meeting resolve that the Company shall have the right to, in conjunction with the delivery of vested shares under LTV 2019 and LTV 2020, prior to the Annual General Meeting in 2023, retain and sell no more than 60% of the vested shares of series B in the Company in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the Participants in relation to the Performance Share Awards for remittance to revenue authorities. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm. These shares form a part of the final number of vested shares to the employees under LTV 2019 and LTV 2020 and do not incur additional costs to the LTV 2019 and LTV 2020 for the Company.

Majority rules

The resolution of the Annual General Meeting on transfer of treasury stock on an exchange according to item 18 requires that shareholders representing at least two-thirds of the votes cast as well as the shares represented at the Annual General Meeting approve the proposal.

Item 19 Proposal from shareholder

The proposal under item 19 is included in the agenda.

Shares and votes

There are in total 3,334,151,735 shares in the Company; 261,755,983 shares of series A and 3,072,395,752 shares of series B, corresponding to in total 568,995,558.2 votes. The Company’s holding of treasury stock as of February 22, 2022, amounts to 4,009,306 shares of series B, corresponding to 400,930.6 votes.

Documents

The complete proposals of the Nomination Committee with respect to items 1, and 9-15 above, including a description of the work of the Nomination Committee and Exhibit 1 and 2 to the Nomination Committee’s proposals are available at the Company’s website www.ericsson.com. In respect of all other items, complete proposals are provided under the respective item in the notice. The documents will be sent upon request to shareholders providing their address to the Company.

The annual report (including the Board of Directors’ statement relating to the proposal under item 8.4 above), the auditor’s report, the remuneration report, the auditor’s statement regarding the guidelines for remuneration to Group management and the Board of Directors’ statement relating to the proposals under items 16.2 and 17.5 above will be available at the Company and on the Company’s website www.ericsson.com no later than three weeks prior to the Annual General Meeting.

The documents are presented by being available at the Company and on the Company’s website www.ericsson.com. The documents will also be sent upon request to shareholders providing their address to the Company. The general meeting share register will be available at the Company’s headquarters, Torshamnsgatan 21, SE-164 83 Stockholm, Sweden.

Stockholm, February 2022

Telefonaktiebolaget LM Ericsson (publ)

The Board of Directors

[1] Total shareholder return, i.e. share price growth including dividends.

[2] To provide a stable assessment of performance, the TSR development will be calculated based on the average closing price of the Ericsson series B share on Nasdaq Stockholm (or the corresponding closing share price of the relevant peer group company) for the three-month period immediately prior to the commencement and expiration of the Performance Period.

[3] The Peer Group consists of the following companies: Cap Gemini, CGI Group, Cisco Systems, Cognizant, Corning, F5 Networks, International Business Machines, Juniper Networks, Motorola Solutions, Nokia, and Qualcomm. TSR will be measured in Swedish Krona (SEK) for all companies in line with best practice.

[4] Own activities represent emissions from Ericsson scope 1 and 2 emissions which are fleet vehicles and facility, and scope 3 emissions from categories business travel as well as from commuting & teleworking. Scope 1, 2 and 3 emissions and fore mentioned categories are reported according to the internationally recognized greenhouse gas protocol standards.

FOR FURTHER INFORMATION, PLEASE CONTACT

Contact person

Peter Nyquist, Head of Investor Relations

Phone: +46 705 75 29 06

E-mail: peter.nyquist@ericsson.com

Additional contacts

Stella Medlicott, Senior Vice President, Marketing and Corporate Relations

Phone: +46 730 95 65 39

E-mail: media.relations@ericsson.com

Investors

Lena Häggblom, Director, Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Stefan Jelvin, Director, Investor Relations

Phone: +46 709 86 02 27

E-mail: stefan.jelvin@ericsson.com

Media

John Moorwood, Head of Global Media

Phone: +44 79 093 249 18

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

About Ericsson

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com